RMS

SE [barcode] SSION

18005408

PUBLIC

SEC Mail Processing Section MAR 01 2018 Washington DC 408

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SEC FILE NUMBER
8-29751

PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Midas Securities Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Hanover Square
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas O'Malley 212-785-0900
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait, Weller & Baker LLP
(Name — if individual, state last, first, middle name)

1818 Market Street	Philadelphia	Pennsylvania	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Thomas O'Malley , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Midas Securities Group, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

T O'Malley

Signature

Vice President
Chief Financial Officer

Title

Irene K. Kawczynski

Notary Public

IRENE K. KAWCZYNSKI
Notary Public, State of New York
No. 01KA4899282
Qualified in Kings County
Commission Expires June 29, 2019

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the Securities Investor Protection Corporation Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TAIT|WELLER
FOCUS. EXPERTISE. RESULTS.

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
Midas Securities Group, Inc.
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Midas Securities Group, Inc. (a wholly-owned subsidiary of Winmill & Co. Incorporated) as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Midas Securities Group, Inc. as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

This financial statement is the responsibility of Midas Securities Group, Inc.'s management. Our responsibility is to express an opinion on Midas Securities Group, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Midas Securities Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as Midas Securities Group, Inc.'s auditors since 1989.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Tait, Weller & Baker LLP

TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania
February 27, 2018

MIDAS SECURITIES GROUP, INC.
(A Wholly-Owned Subsidiary of Winmill & Co. Incorporated)

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

ASSETS

Cash and cash equivalents	$	40,927
Investments		5,382,813
Receivables from Funds:		
Distribution and service fees		6,909
Co-transfer agent and recordkeeping		2,200
Interest receivable		580
Due from affiliates		55
Prepaid expenses and other assets		24,606
Deferred taxes		281,898
Total assets	$	5,739,988

LIABILITIESS AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	34,064
Due to affiliates		1,569
Total liabilities		35,633
Commitments and contingencies (Note 6)		
Stockholder's equity		
Common stock, $.01 par value; 1,000 shares authorized; 100 shares issued and outstanding		1
Additional paid in capital		6,060,379
Accumulated deficit		(356,025)
Total stockholder's equity		5,704,355
Total liabilities and stockholder's equity	$	5,739,988

See notes to financial statement.

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2017

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
Midas Securities Group, Inc. ("MSG" or the "Company") is a wholly-owned subsidiary of Winmill & Co. Incorporated ("Winco"). MSG provides distribution services to the Midas Series Trust (the "Trust"), on behalf of Midas Fund and Midas Magic (collectively, the "Funds"), a family of open end mutual funds managed by Midas Management Corporation ("MMC"), a subsidiary of Winco. The Company is registered under the Securities Exchange Act of 1934 ("Exchange Act") as a broker/dealer and is a member of the Financial Industry Regulatory Authority, Inc.

Basis of Presentation
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and are expressed in United States (U.S.) dollars.

Cash and Cash Equivalents
The Company considers all investments in money market funds, short-term investments and other marketable securities maturing ninety days or less that are not held-for-sale in the ordinary course of business as cash equivalents. Cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

Investment Transactions and Revenue Recognition
The Company records investment transactions based on the trade date, with realized gains (losses) and unrealized appreciation (depreciation) reflected on the statement of income. Dividend income, net of foreign withholding taxes, if any, and dividend expense are recognized on the ex-dividend date. Interest income and expense, if any, are recognized on an accrual basis.

Valuation of Investments
Securities are normally valued at the last reported sales price on the date of determination or, if not available, at the bid price if held long and the ask price if sold short on the primary market or exchange on which they trade, or by any other method approved by any two authorized officers of the Company.

Fair Value Measurement
Fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. The Company uses a three level hierarchy for fair value measurements based on the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability developed based on the best information available under the circumstances. The Company's investment in its entirety is assigned a level based upon the inputs which are significant to the overall valuation. The inputs or methodology used for valuing investments are not an indication of the risk associated with investing in those securities. The hierarchy of inputs is summarized below.

Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities including securities actively traded on a securities exchange.

Level 2 – observable inputs other than quoted prices included in level 1 that are observable for the asset or liability which may include quoted prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates, and similar data.

Level 3 – unobservable inputs for the asset or liability including the Company's own assumptions about the assumption a market participant would use in valuing the asset or liability.

The following is a summary of the inputs used as of December 31, 2017 in valuing the Company's investments:

	Valuation Input			
	Level 1	Level 2	Level 3	Total
Common stock of publicly traded affiliates	$ 1,334,649	$ 3,748,184	$ -	$5,082,833
Certificates of deposit	-	299,980	-	299,980
	$ 1,334,649	$ 4,048,164	$ -	$5,382,813

During the year ended December 31, 2017, the Company transferred $1,334,649 of Foxby Corp. categorized under common stock of publicly traded affiliates into level 1 from level 2 due to market activity. The Company's policy is to recognize transfers into and out of level 1, level 2, and level 3 at the end of a reporting period.

The carrying amounts of cash and cash equivalents, receivables, and accounts payable and accrued expenses approximate fair value because of the short maturity of these items.

Distribution Services

Costs in connection with the sale of the Funds' shares are charged to operations as incurred. Pursuant to a distribution plan ("12b-1 Plan") adopted pursuant to Rule 12b-1 of the Investment Company Act of 1940, as amended ("1940 Act"), by the Trust on behalf of the Funds and a Distribution Agreement with the Trust, the Company may receive as compensation distribution and service fees in an amount of one-quarter of one percent per annum of the Funds' average daily net assets. The service fee portion is intended to cover personal services provided to shareholders of the Funds and the maintenance of shareholder accounts. The distribution fee portion is to cover all other activities and expenses primarily intended to result in the sale of the Funds' shares.

Income Taxes

The Company files consolidated federal, state and local income tax returns with Winco and the other wholly owned subsidiaries of Winco. It is the policy of Winco to allocate the applicable federal, state, and local taxes (benefits) to each subsidiary on a separate return basis.

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities. The Company has reviewed its tax positions and has concluded that no liability for unrecognized tax benefits should be recorded related to uncertain tax positions taken on federal, state, and local income tax returns for open tax years (2014-2016) or expected to be taken in the Company's 2017 tax return.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could significantly differ from those estimates.

Subsequent Events

Subsequent events after the Statement of Financial Condition date through the date that the financial statements were available for issuance, February 27, 2018, have been evaluated in the preparation of the financial statements.

2. INVESTMENTS

At December 31, 2017 investments consisted of the following:

	Cost	Value
Common stock of publicly traded affiliates:		
Bexil Corporation	$1,988,723	$2,727,389
Tuxis Corporation	2,431,212	1,020,795
Foxby Corp.	1,469,791	1,334,649
Total common stock of publicly traded affiliates	5,889,726	5,082,833
Certificates of deposit	300,000	299,980
Total investments	$6,189,726	$5,382,813

3. INCOME TAXES

Deferred tax assets are comprised of the following:	
Unrealized loss on investments	$ 225,936
Net operating loss carryforward	55,962
	$ 281,898

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (the "Act") was signed into law making significant changes to the Internal Revenue Code. Among other things, the Act reduces the federal corporate tax rate from 35% to 21%, effective for tax years beginning after December 31, 2017. The change in the federal tax rate required the Company to remeasure its deferred tax assets, resulting in a decrease to the deferred tax asset, with a corresponding increase to tax expense.

4. REGULATORY NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule under Rule 15c3-1 of the Exchange Act. The Company must maintain net capital, as defined, of not less than $5,000 or 6-2/3% of aggregate indebtedness, whichever is greater, and a ratio of aggregate indebtedness to net capital, as defined, of not more than 15 to 1.

At December 31, 2017, the Company had net capital, as defined, of $383,731, which exceeded its net capital requirement of $5,000 by $378,731. The ratio of aggregate indebtedness to net capital was approximately 0.09 to 1.

5. RELATED PARTIES

Certain officers of the Company also serve as officers and/or directors of Winco, Bexil Corporation, Tuxis Corporation, and Global Self Storage, Inc., and their affiliates (collectively with Winco, the "Affiliates"). Pursuant to an arrangement between a professional employer organization ("PEO") and the Affiliates, the PEO provides payroll, benefits, compliance, and related services for the concurrently employed employees of the Affiliates in accordance with applicable rules and regulations of the Internal Revenue Service, and in connection therewith MMC acts as a conduit payer of compensation and benefits to Affiliate employees.

Rent expense of jointly used office space and overhead expenses for various jointly used administrative and support functions jointly incurred by the Affiliates are allocated among them. As of December 31, 2017, the Company had a receivable from Winco of $55 and a payable to MMC of $1,569.

As of December 31, 2017, the Company had a receivable for distribution fees of $6,909.

The Company has agreements with selected dealers for distribution of shares of the Funds, service, and record keeping. The cost of record keeping paid to dealers by the Company is reimbursed by the Funds. As of December 31, 2017, the Company had a receivable from the Funds for record keeping of $2,200.

6. COMMITMENTS AND CONTINGENCIES

As of December 31, 2017, there were no commitments or contingencies other than the Company's net capital and regulatory requirements disclosed in Note 4.